MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

July 31, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mainstay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on July 10, 2012 regarding Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A. This filing pertains to the registration of two additional share classes (Class R1 and Class R2) for the MainStay U.S. Small Cap Fund (the “Fund’).

Comment 1: You asked us to delete the disclosure regarding value stocks from the Principal Risks section of the Fund’s prospectus.

Response: We believe that the Principal Investment Strategy disclosure for this Fund allows for the investment in value stocks. Therefore, the information relating to the risks associated with value stocks is appropriate disclosure. For this reason, the Registrant respectfully declines to make the proposed change.

Comment 2: You asked that we confirm that we will include a line item for “Acquired Fund Fees and Expenses” in the Fees and Expenses table for the Fund when required by Item 3 of Form N-1A.

Response: We confirm that we will include the requested line item for the Fund where the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds (as defined in Form N-1A) exceed 0.01 percent (one basis point) of the average net assets of the Fund. In all other cases, we include these fees and expenses (if any) under the subcaption “Other Expenses.”

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao Sander M. Bieber